[SIGNATURE PAGE OF HOLDERS TO POAI RRA]

Name of Holder: Okalina Ventures LLC

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory: Kyle Okamoto

Title of Authorized Signatory: Owner

[SIGNATURE PAGES CONTINUE]